

September 15, 2022

Zhixin Liu
Chief Executive Officer
Datasea Inc.
20th Floor, Tower B, Guorui Plaza
1 Ronghua South Road, Technological Development Zone
Beijing, People's Republic of China 100176

Re: Datasea Inc.
Form 10-K for fiscal year ended June 30, 2021
Filed September 28, 2021
File No. 001-38767

Dear Ms. Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Huan Lou